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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  *

Name of Issuer: Actrade International, Ltd.

Title of Class of Securities:  Common Stock, par value $.0001

CUSIP Number:  004931101

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

        Mr. Ronald Eubel, c/o Eubel Brady & Suttman Asset
        Management, Inc., 7777 Washington Village Drive,
               Dayton, Ohio 45459, (513) 291-1223


     (Date of Event which Requires Filing of this Statement)

                       September 30, 1996

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of class. See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise



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subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


















































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Cusip No.  004931101

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Ronald L. Eubel  ###-##-####

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6.  Citizenship or Place of Organization

         United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:


8.  Shared Voting Power:

         330,000

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

         330,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         330,000

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares




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13. Percent of Class Represented by Amount in Row (11)

         5.2%

14. Type of Reporting Person

         IN














































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CUSIP No. 004931101

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Mark E. Brady  ###-##-####

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6.  Citizenship or Place of Organization

         United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:


8.  Shared Voting Power:

         330,000

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

         330,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         330,000

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares




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13. Percent of Class Represented by Amount in Row (11)

         5.2%

14. Type of Reporting Person

         IN














































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CUSIP No. 004931101

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Robert J. Suttman  ###-##-####

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC, PF

5. Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         7,500

8.  Shared Voting Power:

         330,000

9.  Sole Dispositive Power:

         7,500

10. Shared Dispositive Power:

         330,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         337,500

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares





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13. Percent of Class Represented by Amount in Row (11)

         5.3%

14. Type of Reporting Person

         IN














































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Item 1.  SECURITY AND ISSUER

         This statement relates to shares of common stock, par value $.0001 (the "Common Stock"), of Actrade
         International, Ltd. (the "Company"). The Company's principal executive office is located at 7 Penn Plaza, Suite 422, New York, New York 10001.

Item 2.  IDENTITY AND BACKGROUND

         This statement is being filed on behalf of Ronald L. Eubel, Mark E. Brady and Robert J. Suttman (each a "Reporting Person"). The principal business of each of the Reporting Persons is to act as investment adviser. Messrs. Eubel, Brady and Suttman are the general partners of EBS Partners, L.P., an investment partnership (the "Partnership") and the principals of Eubel Brady & Suttman Asset Management, Inc., a registered investment adviser ("EBS"). The principal office of each Reporting Person is at 777 Washington Village Drive, Dayton, Ohio 45459.

         None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         Messrs. Eubel, Brady and Suttman are citizens of the United States of America.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As of the date hereof, each of Messrs. Eubel, Brady and Suttman beneficially own 330,000 shares of Common Stock. All such 330,000 shares of Common Stock are held by the Partnership or managed accounts over which the Reporting Persons have investment discretion. In addition, Mr. Suttman personally holds 7,500 shares of Common Stock. The shares of Common Stock were purchased in a private placement at an aggregate price of $1,130,625.00. The funds for the purchase of Common Stock held in the Partnership came from capital contributions to the Partnership by its general and limited partners. The funds for the purchase of Common Stock held in the managed accounts came from each such account's own


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         funds.  The funds for the purchase of Common Stock
         personally held by Mr. Suttman came from Mr. Suttman's personal funds. No funds were borrowed to finance the purchase.

Item 4.  PURPOSE OF TRANSACTIONS.

         The shares of Common Stock beneficially owned by the Reporting Person were acquired for, and are being held for, investment purposes.

         The Reporting Person has no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule
         13D.

Item 5.  INTEREST IN SECURITIES OF ISSUER.

         Based on information from the Company, 6,335,681 shares of Common Stock are believed to be outstanding. As noted above, Messrs. Eubel and Brady each beneficially own 330,000 shares of Common Stock and therefore each beneficially own 5.2% of the outstanding shares of Common Stock. Mr. Suttman beneficially owns 337,500 shares of Common Stock and therefore beneficially owns 5.3% of the outstanding shares of Common Stock. Each Reporting Person has the power to vote, direct the vote, dispose of or direct the disposition of all the shares of Common Stock that he beneficially owns.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None of the Reporting Persons has any contract, arrangement, understanding or relationship with any person with respect to the Common Stock.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Attached hereto as Exhibit A is a description of the transactions in the Common Stock that were effected by the Reporting Person during the past 60 days.











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         Signature

         The undersigned, after reasonable inquiry and to the best of its knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.


October 9, 1996

                                  /s/  Ronald L. Eubel
                                  _________________________
                                       Ronald L. Eubel

                                  /s/  Mark E. Brady
                                  __________________________
                                       Mark E. Brady

                                  /s/  Robert J. Suttman
                                  __________________________
                                       Robert J. Suttman































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                         EXHIBIT A

                 SCHEDULE OF TRANSACTIONS

Date               Shares Purchased    Price Per Share
                      or (Sold)        (Not Including Commission)
____               _______________     ______________________

09/27/96           337,500             3.35












































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